United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of May 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES WORK STOPPAGE AT SAN JOSÉ MINE

SPOKANE, WASHINGTON – May 13, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) announced today that it has been advised by Hochschild Mining plc (“Hochschild”) that production has been suspended at the San José Mine in Argentina due to a dispute among labor unions over employee affiliation.  The San José Mine is operated by Hochschild, and Minera Andes has a 49% interest in the mine.

Hochschild has advised Minera Andes that daily production, which has been running at a rate of approximately 36,275 silver equivalent ounces (of which the share attributable to Minera Andes is approximately 17,775 silver equivalent ounces) has been suspended.  Minera Andes understands that the stoppage is a consequence of a dispute between the truck drivers union and the miners union (the Asociación Obrera Minera Argentina or AOMA) over employee union affiliation.  The San José Mine employs 20 truck drivers affiliated with the AOMA.  The AOMA has announced its intention to extend work stoppages to other mines in Santa Cruz Province unless the government of Argentina intervenes to resolve the dispute between the two unions.

The Corporation will keep the market informed of developments as they occur.

Minera Andes is a gold, silver and copper exploration company working in Argentina, where it holds approximately 304,000 acres of mineral exploration land.  As noted above, Minera Andes holds a 49% interest in the San José Mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are also being evaluated in southern Argentina. The Corporation has 230,538,851 common shares issued and outstanding.

This news release is submitted by Allen V. Ambrose, President and Chief Executive Officer of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statements and information, including those related to the resumption of work at the San José Mine.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chief Executive Officer

Dated:  May 26, 2009